EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	6/30/2009		2008
In thousands (except ratio data)	Pro Forma (1)	6/30/2009	Pro Forma (1)	2008	2007	2006	2005	2004
Income from continuing operations	$159,104	$170,927	$1,651,399	$1,691,093	$1,827,691	$1,680,551	$1,480,435	$1,330,138
Plus:

Fixed charges (from below)	115,521	96,698	258,128	194,911	138,629	116,223	122,453	103,828

Dividends of unconsolidated affiliates	2,632	2,632	4,315	4,315	4,537	9,839	5,006	4,766

Income taxes	148,700	155,700	636,922	660,445	756,249	710,424	675,806	650,101

Less:
Income from unconsolidated affiliates, net of taxes	(773)	(773)	(6,761)	(6,761)	(5,194)	(6,698)	(6,295)	(4,183)

Preferred dividends of consolidated affiliates	—	—	—	—	—	(2,920)	(4,120)	(4,120)

Net Earnings	$425,184	$425,184	$2,544,003	$2,544,003	$2,721,912	$2,507,419	$2,273,285	$2,080,530

Fixed Charges:

Interest expense	$94,145	$75,322	$217,675	$154,458	$102,095	$85,409	$93,994	$77,137

Estimate of interest within rental expense	21,376	21,376	40,453	40,453	36,534	30,814	28,459	26,691

Total Fixed Charges	$115,521	$96,698	$258,128	$194,911	$138,629	$116,223	$122,453	$103,828

Ratio of Earnings to Fixed Charges	3.7x	4.4x	9.9x	13.1x	19.6x	21.6x	18.6x	20.0x

(1)	Sets forth our ratio of earnings to fixed charges on a pro forma basis to reflect the issuance of the original notes, including the receipt of net proceeds from the sale of the original notes after deducting the offering discount and fees and expenses, and repayment of outstanding commercial paper. Reflects the issuance of $1,500.0 million of original notes and repayment of commercial paper as of the beginning of the period indicated.